Exhibit 99.1

FLEETBROADBAND MULTI-VOICE INTEGRATED WITH
CREWTALK SOLUTION

COMPLETE ONBOARD VOICE GATEWAY SUPPORTS UP TO NINE
SIMULTANEOUS VOICE LINES

Airport City Business Park, Israel – January 3, 2013 – Station711, the innovative and flexible Mobile Satellite Services division of RRsat Global Communications Network Ltd (NASDAQ: RRST), announced today that its crewtalk solution, a complete onboard voice gateway, is now integrated with the FleetBroadband Multi-voice service. This integration enables access of up to nine simultaneous voice calls, thus increasing both operational and personal communication accessibility and efficiency.

The crewtalk solution is designed to support commercial, operational and pre-paid voice services, as well as an ability to provide the flexibility to allocate different profiles per user and onboard extensions. With the updated Multi-voice ability, the crewtalk will support up to nine simultaneous calls and will allow customers to give their crew and officers a commercial, operational and personal link to the world while at sea.

The combined solution enhances the vessel's efficiency with an onboard PBX, integrated with a crew prepaid solution, providing controlled and managed telephony usage and costs as well as the Multi-voice ability. The solution seamlessly integrates the existing onboard PBX to the FleetBroadband terminal and ensures that all crew phone calls are routed through the prepaid system from dedicated voice lines, or from the PBX extensions.

The integrated solution provides up to nine simultaneous voice lines with FleetBroadband 250 or 500 terminals, and up to four simultaneous voice lines with FleetBroadband 150. Thrane & Thrane Sailor terminal users can create a fully-integrated crewtalk and Multi-voice solution with just a firmware update and no other additional elements required. For other FleetBroadband terminals, additional hardware can be used alongside the terminal to access the additional telephone lines with the Multi-voice services.

"Station711's crewtalk solution is tailored to address varied onboard needs and challenges faced by crews at sea," commented Ohad Har-Lev, Managing Director Mobile Satellite Services, RRsat. "The integrated solution allows shipping companies to take advantage of the Multi-voice service to increase the commercial and operational onboard productivity and significantly enhance crew welfare through this proficient solution.”

About Station711
Being the mobile satellite arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST), Station711 provides communications solutions to the maritime, terrestrial and aviation markets. As Inmarsat’s 4th generation distribution partner, with our own LES for existing and evolved Inmarsat services and via our own global teleports and fiber optics network, Station711 has you covered to guarantee seamless global communications anywhere, anytime. The Station711 platform, based on the most advanced technologies, can be integrated into your existing communications infrastructures. This unique capability results in significant cost and resource savings. For more information, visit www.station711.com

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services.
Visit the company's website www.rrsat.com

Information in this press release concerning Inmarsat is based on information provided by this organization and has not been independently verified by RRsat.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Press Contact: Avi Koren, Marketing Director Tel: +972 54 9955617 Email: avi.koren@station711.com	Investor Relations Contacts: Ehud Helft & Kenny Green at CCG Israel Tel: 1 646 201 9246 Email: rrsat@ccgisrael.com